pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture/ pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement Completed

Vancouver BC,  August 31, 2017:  Pacific Booker Minerals Inc. has completed 1,814,502 units of the non-brokered private placement announced on July 20, 2017.  The units consist of one share at a purchase price of $0.50 and one warrant to purchase an additional share at a price of $1.00 exercisable for a period of 24 months from the date of issuance.  The warrants are subject to an additional clause, specifically, that if the shares close at a price of $1.40 or greater for a period of 20 consecutive trading days, the Company can give notice and accelerate the expiry date of the Warrants, which would then expire on the 30th day after the date on which notice is given.  Shares issued will be subject to a four-month hold from closing and shall not be traded before January 7, 2018.  The warrants will have an expiry date of September 7, 2019.  A total of 43 individuals and 1 corporate placee participated.  Three existing insiders purchased a total of 160,000 units.  No finders fee or commission was payable for this private placement.  The total proceeds of $907,251 will be used for general working capital.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.